UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SHOE CARNIVAL, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

824889 10 9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 824889 10 9

1. Names of Reporting Persons.
J. Wayne Weaver

2. Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ X ]

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

1,666,615 shares

6. Shared Voting Power

1,666,615 shares (1)

7. Sole Dispositive Power

1,666,615 shares

8. Shared Dispositive Power

1,666,615 shares (1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,230 shares (1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

26.3% (1)

12. Type of Reporting Person

IN

___________

(1) Includes 1,666,615 shares owned by Mr. Weaver's spouse.

CUSIP No. 824889 10 9

1. Names of Reporting Persons.
Delores B. Weaver

2. Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ X ]

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

1,666,615 shares

6. Shared Voting Power

1,666,615 shares (1)

7. Sole Dispositive Power

1,666,615 shares

8. Shared Dispositive Power

1,666,615 shares (1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,230 shares (1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

26.3% (1)

12. Type of Reporting Person

IN

___________

(1) Includes 1,666,615 shares owned by Mrs. Weaver's spouse.

Item 1.

(a) Name of Issuer.

Shoe Carnival, Inc.

(b) Address of Issuer's Principal Executive Offices.

7500 East Columbia Street
Evansville, Indiana 47715

Item 2.

(a) Name of Person Filing.

(i) J. Wayne Weaver

(ii) Delores B. Weaver

(b) Address of Principal Business Office, or, if none, Residence.
      J. Wayne Weaver

7500 East Columbia Street

Evansville, Indiana 47715
      Delores B. Weaver

7500 East Columbia Street

Evansville, Indiana 47715

(c) Citizenship.

(i) United States of America

(ii) United States of America

(d) Title of Class of Securities.

Common Stock, $.01 par value

(e) CUSIP Number.

824889 10 9

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Inapplicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of December 31, 2007.

(a) Amount beneficially owned:

(i) J. Wayne Weaver - 3,333,230 shares (1)

(ii) Delores B. Weaver - 3,333,230 shares (2)

(b) Percent of class:

(i) J. Wayne Weaver - 26.3% (1)

(ii) Delores B. Weaver - 26.3% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(i) J. Wayne Weaver - 1,666,615 shares

(ii) Delores B. Weaver - 1,666,615 shares

(ii) Shared power to vote or to direct the vote:

(i) J. Wayne Weaver - 1,666,615 shares (1)

(ii) Delores B. Weaver - 1,666,615 shares (2)

(iii) Sole power to dispose or to direct the disposition of:

(i) J. Wayne Weaver - 1,666,615 shares

(ii) Delores B. Weaver - 1,666,615 shares

(iv) Shared power to dispose or to direct the disposition of:

(i) J. Wayne Weaver - 1,666,615 shares (1)

(ii) Delores B. Weaver - 1,666,615 shares (2)

___________

(1) Includes 1,666,615 shares owned by Mr. Weaver's spouse.

(2) Includes 1,666,615 shares owned by Mrs. Weaver's spouse.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Inapplicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Inapplicable.

Item 8. Identification and Classification of Members of the Group.

Inapplicable.

Item 9. Notice of Dissolution of Group.

Inapplicable.

Item 10. Certification.

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ J. Wayne Weaver
Signature

J. Wayne Weaver
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ Delores B. Weaver
Signature

Delores B. Weaver
Name/Title